that mean?

This means we're letting our customers and biggest supporters become reservation holders in Bimotal for a minimum reservation of $100. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We decided to host a Community Round for Bimotal on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

We will be sharing more information shortly!

Sincerely,

Toby, Charissa, and the Bimotal Team

Important legal disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

PUT CAPITAL TO WORK

CAPITAL RAISED WILL HELP US RAMP ELEVATE PRODUCTION, BUILD OUT SOFTWARE FEATURES, AND ACCELERATE WHEELCHAIR DEVELOPMENT.


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